SSLJ.com Limited Receives the First Model Enterprise for Consumer Trust and Innovation Award in Hubei, China

WUHAN, China, June 22, 2018 /PRNewswire/ -- SSLJ.com Limited (NASDAQ: SSLJ) (the “Company” or SSLJ), a vertically integrated O2O home decoration service and product provider in China, announced today the Company received its first Model Enterprise for Consumer Trust Award in Hubei, China. Jiang Tao, Director of the Jianghan District Administration for Industry and Commerce, along with other governmental officers issued the award to the Company on June 16, 2018.

The Model Enterprise for Consumer Trust award was issued to recognize SSLJ’s efforts to strengthen consumer rights over the past 3 years. SSLJ has established a comprehensive consumer service protection mechanism and has actively placed consumer protection at the forefront of its service process. The Company established a rigid policy that employees must respond to customer inquiries and provide solutions accordingly within 24 hours. Furthermore, the Company was the first company in China to hold a press conference to call on the home decoration industry to give top priority to standardized development. SSLJ firmly believes that industrywide standards for new technology can promote healthy industry development by providing consistency, and increasing the credibility of the industry. At the same time, SSLJ instituted a series of initiatives demonstrating SSLJ’s commitment as a public company to contribute to public society such as establishing the first high-level talents recruitment fund for Wuhan University and supporting underprivileged students.

Mr. Kai Liu, Strategic Planning Director of SSLJ.com Limited, commented, “SSLJ.com Limited is the first company in the integrated O2O home decoration industry to be listed on the Nasdaq, providing customers with smart home systems, hardware and home accessories as integrated services. We fundamentally adhere to the corporate mission ‘we make customer oriented products with technology that improves the way we live.’”

Mr. Kai Liu continued, “As a leading public enterprise in the industry, SSLJ regularly discloses various operating data, corporate activities and welcomes public scrutiny at all times. As the largest integrated O2O home decoration company in China, we integrate smart home systems seamlessly into the home decoration process. Our smart systems and unique products will be constantly optimized and upgraded with new software and hardware. Not only do we pay great attention to cost-effectiveness and emphasize functionality but we also consider environmental and safety concerns in our products. With good products and high-quality customer service, good sales performance and stellar reputation among our customers will follow. This is an essential competitive advantage that distinguishes us from traditional home improvement and decoration companies.”

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides customers with a convenient, full-service, one-stop solution for their homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi’an. For more information, please visit www.sslj.com .

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

In China:

SSLJ.com Limited Contact:

Ms. Wing Chuen Rhoda Lau

Chief Financial Officer
Phone: +8627-8366-8638
Email: ir@sslj.com

In the United States:

Ms. Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com